

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2012

<u>Via E-mail</u>
Katsunori Nagayasu
President and Chief Executive Officer
Mitsubishi UFJ Financial Group, Inc.
7-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100-8330
Japan

      Re: Mitsubishi UFJ Financial Group, Inc.
             Form 20-F for Fiscal Year Ended March 31, 2011
             Filed July 28, 2011
             File No. 000-54189

Dear Mr. Nagayasu:

We have reviewed your response dated April 16, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that the company has not provided the representations that were set forth in the penultimate paragraph of our original comment letter and that are restated below. Please have the company provide these representations along with its response to these comments.

Form 20-F for Fiscal Year Ended March 31, 2011

Item 3. Key Information, page 4

D. Risk Factors, page 7

If the global economy deteriorates again, our credit-related losses may increase…, page 8

2.   We refer to the last two paragraphs of your response to prior comment one of our
        letter dated March 15, 2012. Please provide us with your proposed revised risk
        factor disclosure and ensure that it quantifies the additional collateral obligations
        that would be triggered in the event of a one- or two-notch downgrade in the
        credit ratings of your main subsidiaries.

We may suffer additional credit-related losses in the future…, page 9

3.   We note your response to prior comment two of our letter dated March 15, 2012
        and also refer to news reports regarding the recently implemented government
        control over Tokyo Electric Power Co. (Tepco), the related 10-year plan that was
        approved by the Trade and Industry Minister, and remarks by a government
        spokesman calling for lenders to forgive pre-earthquake Tepco debt. Please tell
        us what consideration you have given to expanding your risk factor disclosure for
        your 2012 Form 20-F to address the impact of these events on currently
        outstanding loans and any funding that you anticipate providing to Tepco as a
        result of these events.

Because of our loans to consumers and our shareholdings in companies…, page 11

4.   We note your response to prior comment three of our letter dated March 15, 2012.
        Please provide us with the proposed disclosure that you will include in your 2012
        Form 20-F that articulates the changes in interest income resulting from the
        regulatory reforms, as requested in our original comment letter.

Item 4. Information on the Company, page 20

B. Business Overview, page 23

Loans, page 26

5.   We refer to the second paragraph of your response to prior comment four of our
        letter dated March 15, 2012. Please provide proposed disclosure to be included in
        your 2012 Form 20-F that includes the substance of this portion of your response,
        updated as appropriate, so that investors may better understand the impact of the
        manufacturing slowdown on your business and operations.

Selected Statistical Data, page A-1

III. Loan Portfolio, page A-8

Allocated allowance for individual loans specifically identified for evaluation, page 91

6.	We note your response to prior comment six of our letter dated March 15, 2012. In your response, you state that a nonaccrual impaired loan where the terms have been restructured may be reclassified to accrual status if after a certain period of time the borrower demonstrates an ability to perform under the restructured loan terms and the loan is upgraded to "normal" loan status. To enhance the transparency of your disclosure, in future filings, please define the period of time that a borrower must demonstrate such performance for their loan to be reclassified to accrual status. Furthermore, if the restructured nonaccrual loans are deemed to be trouble debt restructurings (TDRs), please tell us, and disclose in future filings, whether such loans continue to be designated as TDRs once reclassified to accrual status. As part of your response, please clarify whether there are any circumstances where you would remove the TDR designation from any TDR loan and the guidance you relied upon to do so.

Note 29 – Fair Value, page F-124

Market Valuation Adjustments, page F-127

7.	We note your response to prior comment 14 of our letter dated March 15, 2012 where you discuss the factors supporting your conclusion that nonperformance risk has already been incorporated into the rates at which future cash flows relating to the derivatives are discounted. Please tell us more about the regression analysis you performed that supported your conclusion that BTMU's funding rates are highly correlated and fluctuate in close proximity to LIBOR, including the periods considered in this analysis and the underlying data used. As part of your response, please tell us whether you considered using your own CDS spreads as part of developing the discount rate to be used in your value calculations. Finally, given that you have elected the fair value option on certain long-term debt arrangements per your disclosure on page F-137, please tell us how you concluded that the change in value attributable to instrument-specific credit risk was not material and the data you considered in reaching that conclusion.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Trotter at (202) 551-3472 or me at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman, for

Stephanie J. Ciboroski
Senior Assistant Chief Accountant